Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-284510

Relating to the

Preliminary Prospectus Supplement

Dated November 3, 2025

(To Prospectus Dated January 27, 2025)

PRICING TERM SHEET

November 6, 2025

Strategy

Offering of

7,750,000 Shares of

10.00% Series A Perpetual Stream Preferred Stock

The information in this pricing term sheet supplements Strategy Inc’s preliminary prospectus supplement, dated November 3, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Strategy Inc and not to its subsidiaries.

Issuer	Strategy Inc

Securities Offered	10.00% Series A Perpetual Stream Preferred Stock, US$0.001 par value per share, of the Issuer (the “STRE Stock”).

Amount Offered	7,750,000 shares of STRE Stock.

Public Offering Price	€80.00 per share of STRE Stock.

Trade Date	November 6, 2025.

Settlement Date	November 13, 2025, which will be the fifth business day after the Trade Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade STRE Stock before the business day before the Settlement Date must, because the STRE Stock initially will settle T+5, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Stated Amount	€100 per share of STRE Stock.

Liquidation Preference	Initially, €100 per share of STRE Stock. The Liquidation Preference will be subject to adjustment in the manner described in the Preliminary Prospectus Supplement. However, the Liquidation Preference will not be adjusted to an amount that is less than the Stated Amount.

Regular Dividends	The STRE Stock will accumulate cumulative dividends (“Regular Dividends”) at a rate per annum equal to 10.00% (the “Regular Dividend Rate”) on the Stated Amount thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described in the Preliminary Prospectus Supplement, Regular Dividends will be payable when, as and if declared by our board of directors, out of funds legally available for their payment, quarterly in arrears on each Regular Dividend Payment Date to the preferred stockholders of record as of the close of business on the Regular Record Date immediately preceding the applicable Regular Dividend Payment Date.

Declared Regular Dividends on the STRE Stock will be payable solely in cash, in the manner, and subject to the provisions, described in the Preliminary Prospectus Supplement.

If any accumulated Regular Dividend (or any portion thereof) on the STRE Stock is not paid on the applicable Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day), then additional Regular Dividends (“Compounded Dividends”) will accumulate on the amount of such unpaid Regular Dividend, compounded quarterly at the “Compounded Dividend Rate,” from, and including, such Regular Dividend Payment Date to, but excluding, the date the same, including all Compounded Dividends thereon, is paid in full. The Compounded Dividend Rate applicable to any unpaid Regular Dividend that was due on a Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day) will initially be a rate per annum equal to the Regular Dividend Rate plus 100 basis points; provided, however, that, until such unpaid Regular Dividend, together with Compounded Dividends thereon, is paid in full, such Compounded Dividend Rate will increase by 100 basis points per annum for each subsequent “regular dividend period” (as defined in the Preliminary Prospectus Supplement), up to a maximum rate of 18% per annum.

If declared in full, the first scheduled Regular Dividend on the STRE Stock payable on December 31, 2025 will be approximately €1.33 per share, assuming that the closing of this offering occurs on November 13, 2025.

If we fail to declare a Regular Dividend on or prior to a given Regular Record Date, such failure will constitute the issuance of a notice of deferral. Upon issuance of such notice, we will (except during any period when the terms of our “dividend senior stock” (as defined in the Preliminary Prospectus Supplement) or indebtedness then outstanding would prohibit the payment of dividends on the STRE Stock) use commercially reasonable efforts over the following 60-day period to sell STRK Stock, STRD Stock, class A common stock and/or other junior stock to raise proceeds in an amount sufficient to cover any deferred dividends that would have been due with respect to the applicable regular dividend payment date, plus Compounded Dividends thereon, on the next “deferred regular dividend payment date” (as defined in the Preliminary Prospectus Supplement); provided, however, that our ability to use any such proceeds to cover any such deferred dividends (plus Compounded Dividends thereon) on the STRE Stock is subject to the payment of accumulated dividends in full on our STRF Stock and STRC Stock and the terms of any other dividend senior stock that we may issue in the future. Payment of any declared Regular Dividend on such deferred regular dividend payment date will be made, if at all, to the preferred stockholders of record as of the close of business on the “deferred regular record date” (as defined in the Preliminary Prospectus Supplement) immediately preceding such deferred regular dividend payment date.

Regular Dividend Payment Dates	March 31, June 30, September 30 and December 31 of each year, beginning on December 31, 2025.

Regular Record Dates	March 15, June 15, September 15 and December 15.

Listing	No public market currently exists for the STRE Stock. We will apply to list the STRE Stock on the Official List of the Luxembourg Stock Exchange and the Euro MTF market of the Luxembourg Stock Exchange under the symbol “STRE.” If the listing is approved, we expect trading to commence within 30 days after the Settlement Date.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately €608.8 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and for working capital.

Book-Running Managers	Barclays Bank PLC
Morgan Stanley & Co. International plc
Moelis & Company LLC
SG Americas Securities, LLC
TD Securities (USA) LLC
Canaccord Genuity LLC
StoneX Financial Inc.

ISIN Numbers for STRE Stock	US5949728464.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Barclays Bank PLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by phone 1-888-603-5847, or by email: barclaysprospectus@broadridge.com, or Morgan Stanley & Co. International plc, Attention: Prospectus Department, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom, by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com, or Moelis & Company LLC, 399 Park Avenue 4th Floor, New York, NY 10022, by phone: 1-800-539-9413, or SG Americas Securities, LLC, 245 Park Avenue, New York, NY 10167, Telephone: 1-855-881-2108, or TD Securities (USA) LLC, 1 Vanderbilt Avenue, 11th Floor, New York, NY 10017, by telephone at (855) 495-9846, or Canaccord Genuity LLC, Attention: Syndication Department, One Post Office Square, Suite 3000, Boston, Massachusetts 02109, or by telephone at (617) 371-3900, or by email at prospectus@cgf.com, or StoneX Financial Inc., 230 Park Ave, New York, New York 10169, or by telephone at (212) 692-5100.

The information in this pricing term sheet is not a complete description of the STRE Stock or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the STRE Stock.

Euroclear and Clearstream will only provide settlement services to any direct participant in Euroclear / Clearstream who does not have a U.S. residence (“non-U.S. participant”). Investors in STRE Stock are asked to verify with the respective provider of their securities custody account that such provider qualifies as a non-U.S. participant with whom trades in STRE Stock can be settled through Euroclear / Clearstream.

Notice to Prospective Investors in the European Economic Area (“EEA”)

Prohibition of sales to EEA retail investors: In any member state of the EEA, this communication is only addressed to and directed at persons who are ‘qualified investors’ within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). No prospectus has been or will be prepared in connection with the offering of the STRE Stock for the purposes of the Prospectus Regulation, and any offer of the STRE Stock in the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus. The STRE Stock are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the STRE Stock or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the STRE Stock or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom (“U.K.”)

Prohibition of sales to U.K. retail investors: In the U.K., this communication is only addressed to persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “U.K. Prospectus Regulation”) and to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons at or to whom it can otherwise lawfully be distributed or directed (all such persons together being referred to as “relevant persons”). No prospectus has been or will be prepared in connection with the offering of the STRE Stock for the purposes of the U.K. Prospectus Regulation, and any offer of the STRE Stock in the U.K. will be made pursuant to an exemption from the requirement to publish a prospectus. The STRE Stock are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the U.K. For these purposes, a “retail investor” means a person who is one (or more) of the following: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the STRE Stock or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the STRE Stock or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

UK MIFIR product governance / Professional investors and ECPs only target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the STRE Stock has led to the conclusion that: (i) the target market for the STRE Stock is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the STRE Stock to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the STRE Stock (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the STRE Stock (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities referred to in this press release, nor will there be any sale of any such securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.